Stark Therapeutics

Technology

Stark Tx is using viral vectors and gene editing tech to cure type II diabetes

STARK-TX.COM CARLSBAD CALIFORNIA

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Currently, Stark Tx is working on developing more patents and assembling a team that will serve as the core for clinical trial operations. We are also in the process of developing manufacturing agreements with FDA compliant facilities.

Anthony Stark CEO & CTO @ Stark Therapeutics

Why you may want to support us...

1. Submitted full technical proposal to the Defense Advanced Research Projects Agency
2. Nearing the end of the preclinical stage and starting the Investigational New Drug meeting process

WE'VE RAISED $50,000 SINCE OUR FOUNDING

The founder

MAJOR ACCOMPLISHMENTS



Anthony Stark

CEO & CTO

Realizing that a therapeutic viral vector had been developed, Anthony decided to leave his scholarship and college career at UW Madison to pursue clinical trials to make a cure an everyday reality.

Story

Problem:

Currently, we've placed focus on rapidly advancing our vaccine development for CoVid-19. However, we're also working on a "one-and-done" gene therapy for Type II diabetes (T2DM). Because we have already passed the development phase for both products, we're confident we can run preclinical trials in parallel as this phase is more "hands-off" and time dependent rather than requiring more active problem solving.

Solution:

Our vaccine is simple: use a protein from the SARS-CoV-2 virus to train the body's T cells to target infected cells. This approach was successful in preventing lethal or severe outcomes in animals infected with the original SARS virus and has a high likelihood of being effective.

Our diabetes therapy is more complex: using a non-pathogenic virus, AAV, and gene inhibiting tech, interference RNA, we "knockdown" two regulators of cell growth and metabolism. Inhibiting these genes directly increases insulin sensitivity and cell energy usage, both of which are key therapeutic goals in treating T2DM. These two genes have been previously targeted (imperfectly) by currently approved T2DM medications.

What's your traction been like? What are some of your biggest milestones to date?

We received $50,000 from XX to make our vaccine and do an initial preclinical proof of concept study in animals. In the biotech world, 50k would be a rounding error. Long story short, very few would think it possible to either make a vaccine or test it for 50k... doing both would likely be deemed impossible. Well, not only did we accomplish those goals, we also did it in less than 7 weeks.

What's the market like? Market size?

This is one of the few times where someone can confidently say everyone is a customer. We're not entirely sure what the market for a SARS-CoV-2 vaccine will look like aside from the obvious fact that it is critical to any reopening strategy and that billions of dollars are being poured into development.

Approximately 32M Americans have T2DM with an additional 88M at risk for developing diabetes (prediabetes). In 2015, US healthcare costs associated with treating T2DM were >$300B. As a "cure" for Type II diabetes, we expect to capture a significant portion of this market, especially for those with more severe complications.

What's your mission? What's the vision for this startup?

I hold innovation to be the core driving force behind Stark Therapeutics. This may not sound novel, but the pharmaceutical and biotech industries have not yet applied gene editing tech to chronic conditions like T2DM. Changing the way these conditions are treated is a key goal to what we're doing. As we move forward, I would like to expand our therapy beyond T2DM as there is a clear use case in muscle preservation in applications beyond therapeutics such as long duration space flight.

Investor Q&A

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What does your company do?

Currently, Stark Tx is working on developing more patents and assembling a team that will serve as the core for clinical trial operations. We are also in the process of developing manufacturing agreements with FDA compliant facilities.

Where will your company be in 5 years?

By 2024, Stark Tx plans on being having released or be in the process of releasing our first line of type II diabetic therapies. With patients paying around 10k per year on treatment and over 30M diabetics in the US, Stark Tx plans to offer patients vastly superior outcomes an no need for maintenance. Our goal is to make obesity something only remembered in history books. These projections cannot be guaranteed.